UNITE
SECURITIES AND E)
Washingt

RECD S.E.C.
MAR 1 2006
808

06006346

ANNUAL AU...

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan A. Low (212) 421-1616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_isner LLP
(Name — if individual, state last, first, middle name)

50 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

'ATH OR AFFIRMATION

I, . Nathan A. Low ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement 'porting schedules pertaining to the firm of Sunrise Securities Corp. as of December 31, 2005, are true an· :t. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or dir‹ s any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KUCHER, NOTARY PUBLIC
'f New York No. 03-4667377
ıalified in Bronx County
ıte filed in New York County
ion Expires Sept. 30, 2006

This report** contains (check all applicabl‹

- X (a) Facing Page.
- X (b) Statement of Financial Conditio:
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockh‹ ֽquity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilit :dinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination 'e Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Poss Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including app1 xplanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination ‹ serve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the au | unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplement:
- ☐ (n) A report describing any material ıcies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report oı 'accounting control required by SEC Rule 17a-5.

***For conditions of confiden 'ment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE SECURITIES CC

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 15, 2006

SUNRISE SECURITIES CORP.

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash	$ 75,606
Due from broker	1,197,512
Securities owned, at market value	243,537
Securities owned, not readily marketable, at estimated fair value	6,950,832
Prepaid and other	296,442
Due from affiliate	790,000
	$ 9,553,929
LIABILITIES	
Accrued compensation	$ 2,881,460
Accounts payable	224,308
Income taxes payable	19,845
	3,125,613
SHAREHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	3,444,712
Retained earnings	2,686,604
	6,428,316
	$ 9,553,929

See notes to statement of financial condition

SUNRISE SECURITIES CORP.

Notes to Statement of Financial Condition
December 31, 2005

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Sunrise Securities Corp. (the "Company") is a registered broker/dealer that clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(ii).

[2] Revenue Recognition:

Securities transactions are recorded on a trade date basis.

[3] Depreciation:

Depreciation of equipment is provided for by the straight-line method over estimated useful lives of five years.

[4] Securities owned, marketable and not readily marketable:

Securities owned, marketable are stated at market value.

Securities owned, not readily marketable are valued at fair value as determined by management.

The Company entered into an agreement to compensate certain employees by providing them with rights in the economic benefits of certain warrants (the "Warrants") that are currently owned by the Company. The transferability of the Warrants themselves is currently limited. Under the agreement, should the Company sell the Warrants, the proceeds of sale will be paid pro rata to the employees to whom the Company has granted the rights. After one year from the time the Company has purchased the Warrants and as permitted by then applicable laws, the Company will assign and transfer the Warrants underlying the rights to the employees. Accordingly, the fair value of the Warrants involved, $2,881,460, is included in securities owned, not readily marketable, with a corresponding liability in the same amount included in accrued compensation.

[5] Income taxes:

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for federal and state purposes. The Company is subject to New York City corporation taxes.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates, and these differences could be material.

NOTE B - SUBORDINATED BORROWING

In March 2005, a subordinated borrowing due to the Company's sole shareholder of $400,000 was contributed to shareholder's equity.

During 2005, the Company borrowed $15,000,000 from its sole shareholder for a term of 45 days, which was repaid prior to maturity.

The subordinated loans were available in computing net capital under the SEC's net capital rule. To the extent that the loans were required for the Company's continued compliance with minimum net capital requirements, the loans could not have been repaid.

NOTE C - RELATED PARTY TRANSACTIONS

At December 31, 2005, the Company is owed $790,000 from an affiliate, which is wholly owned by the sole shareholder of the Company.

NOTE D - INCOME TAXES

Deferred taxes consist of the following at December 31, 2005:

	Asset (Liability)
Cash to accrual adjustments	$ 1,000
Charitable contribution carryover	468,000
	469,000
Valuation allowance	(468,000)
Net deferred tax asset	$ 1,000

At December 31, 2005, the Company has approximately $5,288,000 of charitable contribution carryovers that expire in 2009 and 2010.

The change in the valuation allowance from 2004 amounts to an increase of $236,000.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2005, the Company had net capital of approximately $1,219,000 as compared to net capital requirements of $250,000.

NOTE F - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are held in custodial accounts by its clearing broker. The entire amount due from broker is from the same clearing broker.